Exhibit 4.44

Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on June 28, 2019, in connection with Fazenda Jatobá

Parties: Imobiliária Jaborandi Ltda., as Seller; John Kudiess and Harald Kudiess, as Buyers; and Jaborandi Agrícola Ltda., as intervening-consenting party.

Purpose: The commitment to sell a total area of 3,258 hectares, of which 2,473 hectares are arable, to be originated from Fazenda Jatobá, for the total price, in Brazilian national currency (Reais), equivalent to 742,710 bags of soybeans, to be paid as follows: (i) the first installment in the amount of R$ 10,008,231.00 shall be paid on June 28, 2019 (R$ 5,000,000.00) and July 31, 2019 (R$ 5,008,231.00); (ii) the second installment, in the amount, in Brazilian Reais, equivalent to 101,555 bags of soybeans, shall be paid on July 31,2020; (iii) the third installment, in the amount, in Brazilian Reais, equivalent to 100,039 bags of soybeans, shall be paid on July 31, 2021; (iv) the fourth installment, in the amount, in Brazilian Reais, equivalent to 100,039 bags of soybeans, shall be paid on July 31, 2022; (v) the fifth installment, in the amount, in Brazilian Reais, equivalent to 100,039 bags of soybeans, shall be paid on July 31, 2023; (vi) the sixth installment, in the amount, in Brazilian Reais, equivalent to 100,039 bags of soybeans, shall be paid on July 31, 2024; and (vii) the seventh installment, in the amount, in Brazilian Reais, equivalent to 100,039 bags of soybeans, shall be paid on July 31, 2025.